UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2017

Commission File Number: 000-50826

KONGZHONG CORPORATION

35/F, Tengda Plaza, No. 168 Xizhimenwai Street

Beijing, China 100044

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X                 Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes              No     X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- ______________________.)

Exhibits

Exhibit Number	Page

99.1 KongZhong Announces Extraordinary General Meeting of Shareholders	4

FORWARD-LOOKING STATEMENTS

The press release and presentation of KongZhong Corporation (the “Company”), constituting Exhibit 99.1 to this Form 6-K, contain statements that may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such forward-looking statements are, by their nature, subject to significant risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations expressed or implied by such forward-looking statements. Such forward-looking statements include, without limitation, statements regarding trends in Internet games, mobile games and wireless value-added services industries and our future results of operations, financial condition and business prospects.

Although such statements are based on the Company’s own information and information from other sources it believes to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends and the Company’s results may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, our ability to successfully execute our business strategies and plans; continued competitive pressure in China’s Internet games, mobile games and wireless value-added services industries and the effect of such pressure on revenues; our ability to develop new products that are commercially successful; unpredictable changes in technology, consumer demand and usage preferences in the markets we operate; our dependence on a small number of Internet games developed by third party Internet games developers for a significant portion of our Internet games revenues; the expected benefit and future prospects of our long-term investments, strategic alliances and acquisitions; our ability to protect our intellectual property rights; our dependence on the substance and timing of the billing systems of the telecommunications operators in the PRC for our performance; changes in the regulations or policies of the Ministry of Industry and Information Technology and other government authorities relevant to our businesses; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s online games and telecommunications markets. For additional discussion of these risks and uncertainties and other factors, please see the Company’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. The Company assumes no obligation to update any forward-looking statements, which apply only as of the date of this report on Form 6-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONGZHONG CORPORATION

By:	/s/ Leilei Wang
Name: Leilei Wang
Title: Chief Executive Officer

Date: February 8, 2017